Exhibit 99.1

CONSENT OF ROBERT A. STANGER & CO., INC.

We consent to the references to our name, valuation methodologies, assumptions, and value conclusions of our reports, dated April 20, 2020, prepared by us with respect to the estimated net asset value per share of SmartStop Self Storage REIT, Inc. (the “Company”) and the valuation of the portfolio of 114 properties wholly-owned by the Company, which are contained in this Annual Report on Form 10-K and incorporated by reference in the Company’s Registration Statement on Form S-3 (SEC File No. 333-214848) and the Company’s Registration Statement on Form S-8 (SEC File No. 333-235752). In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Sincerely,

Robert A. Stanger & Co., Inc.

By:	/s/ Robert A. Stanger & Co., Inc.

Date: March 26, 2021